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                                                              EXHIBIT (a)(5)(K)



(HCA INC. LOGO)

                              FOR IMMEDIATE RELEASE

INVESTOR CONTACT:                                               MEDIA CONTACT:
Mark Kimbrough                                                  Jeff Prescott
(615) 344-2688                                                  (615) 344-5708

                               HCA INC. ANNOUNCES
                  FINAL RESULTS OF ITS SUCCESSFUL TENDER OFFER

         NASHVILLE, Tenn., November 17, 2004 -- HCA Inc. (NYSE: HCA) announced today the final results of its modified "Dutch" auction tender offer to purchase up to 61,000,000 shares of the company's common stock, which expired at 5:00 p.m., New York City time, on November 11, 2004.

         Based on the final count by National City Bank, the depositary for the tender offer, approximately 62,025,889 shares of common stock were properly tendered and not withdrawn at a price at or below $39.75 per share, including shares that were tendered through notice of guaranteed delivery. As previously disclosed, HCA intends to exercise its right to purchase additional shares of common stock without extending the tender offer in accordance with applicable securities laws. Accordingly, HCA has accepted for payment an aggregate of approximately 62,025,889 shares at a purchase price of $39.75 per share. Because HCA has accepted all of the shares tendered at or below the $39.75 per share purchase price, there will not be any proration of shares accepted for payment. The shares accepted for purchase by the Company represent approximately 13% of the Company's outstanding shares of common stock. Payment for the shares accepted for purchase, and return of all other shares tendered, will be done promptly by the depositary. As a result of completing the tender offer, HCA has approximately 421,219,411 shares of common stock outstanding and approximately $35.5 million remaining under its $2,501,000,000 share repurchase authorization. Accordingly, HCA may purchase up to $35.5 million of additional shares of its common stock in open market or other transactions. However, consistent with applicable securities laws, HCA will not purchase its shares, other than pursuant to the tender offer, until at least 10 business days after the expiration date of the tender offer.

         HCA will finance the tender offer by borrowing approximately $1.25 billion under its revolving credit and term loan facilities and by borrowing $1.25 billion under its short-term loan facility. We anticipate that the amounts borrowed under the revolving credit facility will initially bear interest at a floating rate equal to 1-month LIBOR plus 0.800% (or approximately 2.93% as of the date hereof). The amounts previously borrowed under the related term loan facility currently bear interest at a floating rate equal to 1-month LIBOR plus 1.000% (or approximately 3.13% as of the date hereof). The amounts anticipated to be borrowed under the short-term loan facility are expected to be repaid on November 19, 2004 with the net proceeds of a public debt offering of $500,000,000 principal amount of 5.500% notes due in 2009, $750,000,000 principal amount of 6.375% notes due in 2015 and with cash on hand.

         Jack O. Bovender, Jr., HCA Chairman and CEO, commented, "I am very pleased with the success of the tender offer. The tender offer provided the Company with an opportunity to deliver value to participating shareholders while increasing the proportional ownership of our non-tendering shareholders."

         The lead dealer manager for the tender offer was Merrill Lynch & Co. and the dealer manager for the tender offer was JPMorgan. The information agent for the tender offer was Georgeson Shareholder Communications, Inc.

         This does not constitute an offer of any securities for sale.


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              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements based on current management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to (i) the increased leverage resulting from the financing of the tender offer, (ii) increases in the amount and risk of collectability of uninsured accounts and deductibles and copay amounts for insured accounts, (iii) the ability to achieve operating and financial targets, achieve expected levels of patient volumes and control the costs of providing services, (iv) the highly competitive nature of the health care business, (v) the efforts of insurers, health care providers and others to contain health care costs, (vi) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers, (vii) the ability to attract and retain qualified management and other personnel, including affiliated physicians, nurses and medical support personnel, (viii) potential liabilities and other claims that may be asserted against the Company, (ix) fluctuations in the market value of the Company's common stock, (x) the impact of the Company's charity care and self-pay discounting policy changes, (xi) changes in accounting practices, (xii) changes in general economic conditions, (xiii) future divestitures which may result in charges, (xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans,
(xvii) delays in receiving payments for services provided, (xviii) the possible enactment of Federal or state health care reform, (xix) the outcome of pending and any future tax audits, appeals and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government, (xxi) changes in Federal, state or local regulations affecting the health care industry, (xxii) the ability to successfully integrate the operations of Health Midwest, (xxiii) the ability to develop and implement the payroll and human resources information systems within the expected time and cost projections and, upon implementation, to realize the expected benefits and efficiencies, (xxiv) the continuing impact of the recent hurricanes on the Company's Florida facilities and the ability to obtain recoveries under the Company's insurance policies, and (xxv) other risk factors detailed in the Company's filings with the SEC. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Notwithstanding any statement in this press release, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

         All references to "Company" and "HCA" as used throughout this document refer to HCA Inc. and its affiliates.